One World Ventures, Inc. 3370 Pinks Place, Suite F Las Vegas, NV 89102

Kyle Wiley, Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

October 24, 2022

Re:	One World Ventures, Inc.
Offering Statement on Form 1-AA Originally Filed July 29, 2022
File No. 024-11952

Dear Mr. Wiley:

We are in receipt of your letter dated October 19, 2022, setting forth certain comments to the Offering Statement on Form 1-A/A which was filed on October 5, 2022, by One World Ventures, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 2 to Offering Statement on Form 1-A

Plan of Operation

Equipment Costs, page 27

1. Given that you no longer plan to purchase and operate your own cryptocurrency miners, please provide a detailed description of the “hosting equipment” that you plan to purchase and explain how such equipment is different from the mining equipment that you previously intended to purchase. Additionally, describe in more detail the “cryptocurrency datacenter” you plan to build. For example, explain what differentiates such a “datacenter” from other facilities that have access to internet and electricity.

Response: The Company has detailed what the hosting equipment entails and described in more detail the cryptocurrency datacenter that we plan to build as requested.

Conflict of Interest, page 32

2. Address the conflict of interest associated with your controlling shareholder and Chief Executive Officer having an outstanding loan to the company.

Response: The Company has addressed the conflict of interest as requested.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (702) 331-9700. Thank you for your attention to this matter.

Yours Truly,

/s/ Da Mu Lin
Da Mu Lin